Exhibit 99.(a)(17)

20 July 2005

National Grid Transco plc

Commencement of conditional dealings in B Shares on the London Stock Exchange

Following the announcement of details of the Return of Cash on 6 June 2005, National Grid Transco plc notes that conditional dealings in B Shares will commence tomorrow on the London Stock Exchange.

It is expected that admission to the Official List and to trading on the London Stock Exchange's market for listed securities ("Admission") will become effective and that unconditional dealings in the B Shares will commence on 1 August 2005. Dealings on the London Stock Exchange before Admission will only be settled if Admission takes place. All dealings before the commencement of unconditional dealings will be of no effect if Admission does not take place and such dealings will be at the sole risk of the parties concerned.

Enquiries: National Grid Transco plc
Investors
Alexandra Lewis	+44 (0)20 7004 3170
David Campbell	+44 (0)20 7004 3171
Richard Smith	+44 (0)20 7004 3172
Media
Clive Hawkins	+44 (0)20 7004 3147
JPMorgan Cazenove, Broker to National Grid Transco
Jonathan Wilcox	+44 (0)20 7588 2828
Matthew Lawrence	+44 (0)20 7588 2828
Citigate Dewe Rogerson, PR Advisers to National Grid Transco
Anthony Carlisle	+44 (0)7973 611888

Additional Information:

In the United States, National Grid Transco plc has filed a Tender Offer Statement on Schedule TO ("Schedule TO") containing the Circular to Shareholders, a US Supplemental Memorandum, an Election Form and a Letter of Election and Transmittal for shareholders and holders of American Depositary Receipts, respectively, and other related documentation with the SEC. Free copies of the Schedule TO and the other related documents filed by National Grid Transco plc in connection with the B Share Alternatives are available on the SEC's website at http://www.sec.gov.